FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of  January 2015

Commission File Number:  001-11960

AstraZeneca PLC

2 Kingdom Street, London W2 6BD

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X            Form 40-F  __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  __                 No X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):   82-_____________

MARKETING AUTHORISATION APPLICATION FOR GOUT TREATMENT LESINURAD ACCEPTED BY EUROPEAN MEDICINES AGENCY

AstraZeneca today announced the European Medicines Agency has accepted the Marketing Authorisation Application (MAA) for lesinurad 200mg tablets. Lesinurad is a selective uric acid reabsorption inhibitor (SURI) developed for the chronic treatment of hyperuricaemia in combination with xanthine oxidase (XO) inhibitors allopurinol or febuxostat in gout patients when additional therapy is warranted.

The MAA filing was based on data from the CLEAR1, CLEAR2 and CRYSTAL pivotal Phase III combination therapy studies. CLEAR1 and CLEAR2 were 12-month, multicentre, randomised, placebo-controlled studies that evaluated the efficacy and safety of a once daily dose of lesinurad in combination with allopurinol versus allopurinol alone, in symptomatic gout patients not achieving target serum uric acid (sUA) levels on their current allopurinol therapy. CRYSTAL was a 12-month, multicentre, randomised, placebo-controlled study that evaluated the efficacy and safety of a once daily dose of lesinurad in combination with febuxostat compared to febuxostat alone in gout patients with tophi (deposits of uric acid crystals in joints and skin).

Between 40 to 80% of patients do not achieve recommended sUA goals with the current standard of care of an XO inhibitor alone. XO inhibitors including allopurinol and febuxostat reduce the production of uric acid. Lesinurad works by inhibiting the uric acid transporter URAT1 in the kidney, thereby increasing uric acid excretion resulting in lower sUA.Combination therapy with lesinurad and an XO inhibitor provides a dual mechanism approach targeting both excretion and production of uric acid which effectively lowers sUA and enables significantly more patients to achieve and maintain target treatment goals to control their disease.

The CLEAR1, CLEAR2 and CRYSTAL studies were conducted by Ardea Biosciences, a member of the AstraZeneca Group.

About Lesinurad
Lesinurad is a selective uric acid reabsorption inhibitor (SURI) that inhibits the URAT1 transporter and is being studied as an investigational agent for the treatment of gout. URAT1 is responsible for the majority of the reabsorption of filtered uric acid from the renal tubular lumen. By inhibiting URAT1, lesinurad increases uric acid excretion and thereby lowers sUA. Lesinurad also inhibits OAT4, a uric acid transporter involved in diuretic-induced hyperuricaemia.

About Gout
Gout is a serious, chronic and debilitating form of inflammatory arthritis. There are more than 15.8 million diagnosed cases of gout in major markets. Gout is caused by a metabolic disorder, hyperuricaemia (elevated sUA), which leads to the deposition of crystals in musculoskeletal structures including joints, in the kidneys, and in other tissues.

About Ardea Biosciences
Ardea Biosciences, Inc. was acquired by AstraZeneca in June 2012. It is located in San Diego, California and is a member of the AstraZeneca Group. Ardea is leading the development of AstraZeneca's gout portfolio, including lesinurad and RDEA3170.

About AstraZeneca
AstraZeneca is a global, innovation-driven biopharmaceutical business that focuses on the discovery, development and commercialisation of prescription medicines, primarily for the treatment of cardiovascular, metabolic, respiratory, inflammation, autoimmune, oncology, infection and neuroscience diseases. AstraZeneca operates in over 100 countries and its innovative medicines are used by millions of patients worldwide. For more information please visit: www.astrazeneca.com

CONTACTS

Media Enquiries
Esra Erkal-Paler +44 20 7604 8030 (UK/Global)
Vanessa Rhodes +44 20 7604 8037 (UK/Global)
Ayesha Bharmal +44 20 7604 8034 (UK/Global)
Jacob Lund +46 8 553 260 20 (Sweden)

Investor Enquiries
Thomas Kudsk Larsen +44 20 7604 8199 mob: +44 7818 524185
Karl Hård +44 20 7604 8123 mob: +44 7789 654364
Eugenia Litz +44 20 7604 8233 mob: +44 7884 735627
Craig Marks +44 20 7604 8591 mob: +44 7881 615764
Christer Gruvris +44 20 7604 8126 mob: +44 7827 836825

22 January 2015
-ENDS-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 22 January 2015	By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary